Exhibit 21.1

SUBSIDIARIES OF FOX CORPORATION

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Big Ten Network Services, LLC	Delaware
CCI Television, LLC	Delaware
Fox B10 Channel Partner, LLC	Delaware
Fox Broadcasting Company, LLC	Delaware
Fox Cable Network Services, LLC	Delaware
Fox News Network, LLC	Delaware
Fox Soccer Channel, LLC	Delaware
Fox Sports 1, LLC	Delaware
Fox Sports 2, LLC	Delaware
Fox Sports en Espanol LLC	Delaware
Fox Sports Holdings, LLC	Delaware
Fox Sports Net National Ad Sales Holdings, LLC	Delaware
Fox Sports Net National Ad Sales Holdings II, LLC	Delaware
Fox Sports Productions, LLC	Delaware
Fox Television Holdings, LLC	Delaware
Fox Television Stations, LLC	Delaware
Fox/UTV Holdings, LLC	Delaware
Foxcorp Holdings LLC	Delaware
KCOP Television, LLC	California
National Advertising Partners	New York
New World Communications Group Incorporated	Delaware
Oregon Television, LLC	Oregon
Speed Channel, LLC	Delaware
UTV of San Francisco, LLC	California